FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Reports Fourth Quarter and Fiscal Year 2006 Financial Results

SHANGHAI, China, March 1, 2007 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the fourth quarter of 2006 and for the fiscal year ended December 31, 2006.

Fourth Quarter 2006 Financial Highlights:

● ● ● ●	Total revenues increased 18.2% over Q4 2005 to RMB171.1 million (US$21.9 million), in line with the Company’s guidance range of RMB165 to RMB175 million
 Gross margin of 54.2% compared with 54.4% in Q4 2005
 Fully diluted earnings per common share were RMB0.35 (US$0.09 per ADS)
 Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB0.54 (US$0.14 per ADS), exceeding the
Company’s guidance range of RMB0.40 to RMB0.50

Fiscal Year 2006 Financial Highlights:

● ● ● ● ●	Total revenues increased 17.2% over 2005 to RMB697.9 million (US$89.4 million)
 Gross margin improved to 55.4% from 52.1% in 2005
 Net income increased 61.7% over 2005 to RMB99.3 million (US$12.7 million)
 Fully diluted earnings per common share were RMB1.76 (US$0.45 per ADS)
 Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted income grew 57.5% over 2005 to RMB137.3 million (US$17.6 million) and adjusted fully diluted earnings per common share were RMB2.43 (US$0.62 per ADS)

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “We are pleased with our performance in the fourth quarter and full year 2006. In each quarter of the past year, we achieved solid year-on-year earnings growth while increasing investments in our technology operations, service infrastructure, and sales and marketing activities. Through solid execution of our strategic business plan, we successfully achieved our fourth consecutive year of improved profitability.”

“In 2007, we will continue to focus on technology innovation, product development and customer service. Leveraging the strength of our brand, large nationwide salesforce and full suite of products, we believe we are well-positioned to capitalize on the further development of the HR services market in China,” said Mr. Yan.

Fourth Quarter 2006 Unaudited Financial Results

Total revenues for the fourth quarter ended December 31, 2006 were RMB171.1 million (US$21.9 million), an increase of 18.2% from RMB144.7 million for the same quarter in 2005.

Print advertising revenues for the fourth quarter of 2006 increased 10.7% to RMB87.4 million (US$11.2 million) compared with RMB79.0 million for the same quarter in 2005. The increase was primarily due to a greater volume of advertisements in 51job Weekly which was partially offset by lower average revenue per page. The estimated number of print advertising pages generated in the fourth quarter of 2006 was 3,281 compared with 2,471 pages in the same quarter in 2005. Average revenue per page in the fourth quarter of 2006 decreased 16.7% over the fourth quarter of 2005 principally as a result of a higher portion of revenues coming from lower priced cities as well as certain seasonal promotions and discounting in the fourth quarter of 2006.

Online recruitment services revenues for the fourth quarter of 2006 were RMB58.6 million (US$7.5 million), representing a 32.1% growth from RMB44.4 million for the same quarter last year. The increase was principally attributable to growth in the number of employers using the Company’s online services. Unique employers using the Company’s online recruitment services increased 30.2% to 44,377 in the fourth quarter of 2006 compared with 34,081 in the same period last year.

Executive search revenues for the fourth quarter of 2006 decreased 9.0% to RMB5.5 million (US$0.7 million) from RMB6.0 million for the same quarter last year due to fewer candidate search assignments. For the fourth quarter of 2006, other human resource related revenues grew 27.7% to RMB19.6 million (US$2.5 million) from RMB15.4 million in the fourth quarter last year driven primarily by greater demand for corporate training and business process outsourcing services.

Gross profit for the fourth quarter of 2006 was RMB87.9 million (US$11.3 million), representing an increase of 18.0% from RMB74.5 million for the same quarter last year. Gross margin, which is equal to gross profit divided by net revenues, was 54.2% in the fourth quarter of 2006 compared with 54.4% in the same quarter in 2005.

Operating expenses for the fourth quarter of 2006 were RMB67.4 million (US$8.6 million) compared with RMB53.8 million for the same period last year. Operating expenses as a percentage of net revenues was 41.6% for the fourth quarter of 2006 compared with 39.3% for the fourth quarter of 2005. Excluding share-based compensation expense, operating expenses as a percentage of net revenues was 37.9% for the fourth quarter of 2006 compared with 37.0% for the fourth quarter of 2005.

Sales and marketing expenses for the fourth quarter of 2006 increased 48.6% to RMB41.2 million (US$5.3 million) from RMB27.7 million for the same quarter in 2005 mainly due to an increase in employee salaries and bonuses, headcount additions, greater marketing and promotion expenses, and higher share-based compensation expense.

General and administrative expenses for the fourth quarter of 2006 were RMB26.2 million (US$3.4 million) compared with RMB26.1 million in the fourth quarter last year, as higher share-based compensation expense and depreciation expenses were principally offset by lower office rental expenses and professional services fees.

Income from operations for the fourth quarter of 2006 was RMB20.4 million (US$2.6 million) compared with RMB20.7 million for the same period last year. Other income, which consisted primarily of financial subsidies, decreased to RMB1.1 million (US$0.1 million) in the fourth quarter of 2006 from RMB4.7 million in the fourth quarter of 2005.

The Company’s effective tax rate for the fourth quarter of 2006 decreased to 16.6% from 35.3% in the fourth quarter of 2005 due to tax exemptions obtained for certain Company entities in China and a tax rate reduction granted to an operating subsidiary. During the fourth quarter of 2006, the Company obtained approval from the relevant tax bureau which lowered the corporate tax rate of its subsidiary, Qianjin Network Information Technology (Shanghai) Co., Ltd., from 30% to 15% in Shanghai.

Net income for the fourth quarter of 2006 increased 2.4% to RMB19.8 million (US$2.5 million) from RMB19.3 million for the same period in 2005. Fully diluted earnings per common share for the fourth quarter of 2006 were RMB0.35 (US$0.04) compared with RMB0.34 for the same quarter in 2005. Fully diluted earnings per ADS for the fourth quarter of 2006 were RMB0.70 (US$0.09) compared with RMB0.68 in the fourth quarter of 2005.

On January 1, 2006, the Company adopted SFAS No. 123R, which requires companies to measure compensation expense for all share-based payments, including employee stock options, at fair value. The Company recognized total share-based compensation expense of RMB7.2 million (US$0.9 million) in the fourth quarter of 2006 compared with RMB3.5 million in the fourth quarter of 2005 under the previous accounting treatment. Effective from January 1, 2006, the Company has changed its presentation of share-based compensation expense in its statements of operations and has reclassified the expense to cost of services, sales and marketing expenses, and general and administrative expenses.

In the fourth quarter of 2006, the Company recognized a foreign currency translation loss of RMB3.5 million (US$0.4 million) compared with a translation loss of RMB0.7 million in the fourth quarter of 2005 resulting from an appreciation of the Renminbi against the U.S. dollar.

Excluding share-based compensation expense and foreign currency translation loss which had no impact on the Company’s cash earnings, non-GAAP adjusted income for the fourth quarter of 2006 was RMB30.5 million (US$3.9 million), a 29.3% increase from RMB23.5 million for the fourth quarter of 2005. Non-GAAP adjusted fully diluted earnings per common share were RMB0.54 (US$0.07) in the fourth quarter of 2006 compared with RMB0.42 in the fourth quarter of 2005. Non-GAAP adjusted fully diluted earnings per ADS in the fourth quarter of 2006 were RMB1.08 (US$0.14) compared with RMB0.83 in the fourth quarter of 2005.

Fiscal Year 2006 Unaudited Financial Results

Total revenues for 2006 were RMB697.9 million (US$89.4 million), an increase of 17.2% from RMB595.6 million in 2005. Income from operations for 2006 increased 49.0% to RMB114.7 million (US$14.7 million) from RMB77.0 million for 2005.

The estimated number of print advertising pages generated in 2006 increased 6.1% to 12,609 from 11,884 estimated pages in 2005. Unique employers using the Company’s online recruitment services grew 32.4% to 74,950 in 2006 from 56,599 in 2005. Employers who purchase online services multiple times or in multiple quarters throughout the fiscal year are counted as one unique employer for the annual total.

Net income for 2006 increased 61.7% to RMB99.3 million (US$12.7 million) compared with RMB61.4 million for 2005. Fully diluted earnings per common share for 2006 increased to RMB1.76 (US$0.23) from RMB1.07 in 2005. Fully diluted earnings per ADS for 2006 were RMB3.52 (US$0.45) compared with RMB2.15 in 2005.

Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted income for 2006 increased 57.5% to RMB137.3 million (US$17.6 million) from RMB87.2 million for 2005. Non-GAAP adjusted fully diluted earnings per common share were RMB2.43 (US$0.31) for 2006 compared with RMB1.52 for 2005. Non-GAAP adjusted fully diluted earnings per ADS in 2006 were RMB4.87 (US$0.62) compared with RMB3.04 in 2005.

As of December 31, 2006, the Company’s cash balance was RMB868.7 million (US$111.3 million) compared with RMB830.6 million at December 31, 2005.

Business Outlook

Due to the Chinese New Year holidays falling in late February this year, the Company is currently monitoring market developments and seasonal business patterns closely during this traditionally strong period of customer demand for recruitment services. As a result, the Company is only providing revenue estimates for the first quarter of 2007 at this time and plans to issue updated revenue and earnings estimates for the first quarter of 2007 in mid March. For the first quarter of 2007, based on currently available information, the Company’s revenue target is in the estimated range of RMB180 to RMB200 million (US$23.1 to US$25.6 million).

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB7.8041 to US$1.00, the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 29, 2006.

Conference Call Information

Management of 51job will host a conference call at 8:00 p.m. Eastern Time on March 1, 2007 (9:00 a.m. Shanghai / Hong Kong time zone on March 2, 2007) to discuss fourth quarter and fiscal year 2006 results. The call will be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register and download and install any necessary audio software. Participants may also dial into the teleconference at +1-800-310-6649 (+1-719-457-2693 for international callers) and provide the passcode 3734179. An audio replay of the conference call will be available three hours after completion through March 8, 2007, by dialing +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 3734179.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 25 cities operating 23 local editions of 51job Weekly and Hong Kong.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding stock-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Safe Harbor Statement

Statements in this release regarding targets for the first quarter of 2007, future business and operating results constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the first quarter of 2007; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the first quarter of 2007 or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	December 31, 2005	December 31, 2006	December 31, 2006
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Print advertising	78,992,763	87,419,178	11,201,699
Online recruitment services	44,382,236	58,615,822	7,510,901
Executive search	5,987,354	5,450,401	698,402
Other human resource related revenues	15,369,692	19,625,471	2,514,764
Total revenues	144,732,045	171,110,872	21,925,766
Less: Business and related tax	(7,897,822)	(8,921,975)	(1,143,242)
Net revenues	136,834,223	162,188,897	20,782,524
Cost of services (Note 2)	(62,337,450)	(74,309,498)	(9,521,854)
Gross profit	74,496,773	87,879,399	11,260,670

Operating expenses:
Sales and marketing (Note 3)	(27,746,500)	(41,220,437)	(5,281,895)
General and administrative (Note 4)	(26,067,382)	(26,218,171)	(3,359,538)
Total operating expenses	(53,813,882)	(67,438,608)	(8,641,433)
Income from operations	20,682,891	20,440,791	2,619,237
Loss from foreign currency translation	(689,108)	(3,460,037)	(443,361)
Interest and investment income	5,151,537	5,703,087	730,781
Other income	4,732,330	1,059,463	135,757
Income before provision for income tax	29,877,650	23,743,304	3,042,414
Income tax expense	(10,552,830)	(3,949,162)	(506,037)
Net income	19,324,820	19,794,142	2,536,377

Earnings per share:
Basic	0.35	0.35	0.04
Diluted	0.34	0.35	0.04

Earnings per ADS (Note 5):
Basic	0.70	0.71	0.09
Diluted	0.68	0.70	0.09

Weighted average number of common shares outstanding:
Basic	55,302,429	56,068,092	56,068,092
Diluted	56,718,719	56,466,756	56,466,756

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.8041 on December 29, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB329,128 and RMB1,200,510 (US$153,831) for the three months ended December 31, 2005 and 2006, respectively.

3.	Includes share-based compensation expense of RMB342,325 and RMB1,032,007 (US$132,239) for the three months ended December 31, 2005 and 2006, respectively.

4.	Includes share-based compensation expense of RMB2,852,953 and RMB4,939,262 (US$632,906) for the three months ended December 31, 2005 and 2006, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Year Ended
	December 31, 2005	December 31, 2006	December 31, 2006
	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Print advertising	356,284,649	389,534,921	49,914,137
Online recruitment services	159,494,922	219,793,658	28,163,870
Executive search	26,306,740	19,937,806	2,554,786
Other human resource related revenues	53,507,789	68,586,465	8,788,517
Total revenues	595,594,100	697,852,850	89,421,310
Less: Business and related tax	(33,567,880)	(38,009,619)	(4,870,468)
Net revenues	562,026,220	659,843,231	84,550,842
Cost of services (Note 2)	(269,328,384)	(294,068,613)	(37,681,297)
Gross profit	292,697,836	365,774,618	46,869,545

Operating expenses:
Sales and marketing (Note 3)	(115,100,689)	(136,770,315)	(17,525,443)
General and administrative (Note 4)	(100,608,490)	(114,321,711)	(14,648,930)
Total operating expenses	(215,709,179)	(251,092,026)	(32,174,373)
Income from operations	76,988,657	114,682,592	14,695,172
Loss from foreign currency translation	(11,320,194)	(9,440,242)	(1,209,652)
Interest and investment income	20,385,151	20,744,357	2,658,136
Other income	5,313,723	1,914,281	245,292
Income before provision for income tax	91,367,337	127,900,988	16,388,948
Income tax expense	(29,945,033)	(28,559,639)	(3,659,569)
Net income	61,422,304	99,341,349	12,729,379

Earnings per share:
Basic	1.10	1.79	0.23
Diluted	1.07	1.76	0.23

Earnings per ADS (Note 5):
Basic	2.21	3.58	0.46
Diluted	2.15	3.52	0.45

Weighted average number of common shares outstanding:
Basic	55,607,716	55,422,447	55,422,447
Diluted	57,254,454	56,409,260	56,409,260

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.8041 on December 29, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB1,479,842 and RMB4,620,675 (US$592,083) for 2005 and 2006, respectively.

3.	Includes share-based compensation expense of RMB1,443,975 and RMB3,972,118 (US$508,978) for 2005 and 2006, respectively.

4.	Includes share-based compensation expense of RMB11,629,505 and RMB19,926,274 (US$2,553,308) for 2005 and 2006, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	December 31, 2005	December 31, 2006	December 31, 2006
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	29,877,650	23,743,304	3,042,414
Add back: Share-based compensation expense	3,524,406	7,171,779	918,976
Add back: Loss from foreign currency translation	689,108	3,460,037	443,361
Non-GAAP income before provision for income tax	34,091,164	34,375,120	4,404,751
Non-GAAP income tax expense	(10,545,340)	(3,919,330)	(502,214)
Non-GAAP adjusted income	23,545,824	30,455,790	3,902,537

Non-GAAP adjusted earnings per share:
Basic	0.43	0.54	0.07
Diluted	0.42	0.54	0.07

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	0.85	1.09	0.14
Diluted	0.83	1.08	0.14

Weighted average number of common shares outstanding:
Basic	55,302,429	56,068,092	56,068,092
Diluted	56,718,719	56,466,756	56,466,756

	For the Year Ended
	December 31, 2005	December 31, 2006	December 31, 2006
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	91,367,337	127,900,988	16,388,948
Add back: Share-based compensation expense	14,553,322	28,519,067	3,654,370
Add back: Loss from foreign currency translation	11,320,194	9,440,242	1,209,652
Non-GAAP income before provision for income tax	117,240,853	165,860,297	21,252,970
Non-GAAP income tax expense	(30,084,285)	(28,556,447)	(3,659,160)
Non-GAAP adjusted income	87,156,568	137,303,850	17,593,810

Non-GAAP adjusted earnings per share:
Basic	1.57	2.48	0.32
Diluted	1.52	2.43	0.31

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	3.13	4.95	0.63
Diluted	3.04	4.87	0.62

Weighted average number of common shares outstanding:
Basic	55,607,716	55,422,447	55,422,447
Diluted	57,254,454	56,409,260	56,409,260

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.8041 on December 29, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	December 31,	December 31,	December 31,
	2005	2006	2006
	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS

Current assets:
Cash	830,633,550	868,698,254	111,313,060
Short-term investments	10,554,529	—	—
Accounts receivable (net of allowance of RMB2,860,275 and RMB2,611,810 as of December 31, 2005 and 2006, respectively)	22,222,865	28,431,123	3,643,101
Prepayments and other current assets	23,265,437	17,563,571	2,250,557
Deferred tax assets, current	5,867,820	4,382,752	561,596
Total current assets	892,544,201	919,075,700	117,768,314
Property and equipment	32,357,875	194,315,313	24,899,132
Intangible assets	11,380,835	9,363,060	1,199,762
Other long-term assets	26,724,335	3,856,621	494,179
Deferred tax assets, non-current	412,314	504,507	64,646
Total assets	963,419,560	1,127,115,201	144,426,033
LIABILITIES

Current liabilities:
Accounts payable	7,358,046	9,691,511	1,241,849
Due to related parties	1,505,515	464,501	59,520
Salary and employee related accrual	19,339,789	26,676,545	3,418,273
Taxes payable	23,201,967	23,751,099	3,043,413
Advance from customers	40,619,516	57,930,216	7,423,049
Other payables and accruals	17,515,264	20,060,834	2,570,551
Total current liabilities	109,540,097	138,574,706	17,756,655
Deferred tax liability, non-current	—	122,757	15,730
Total liabilities	109,540,097	138,697,463	17,772,385
Commitments and contingencies	—	—	—

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 54,876,079 and 56,119,761 shares issued and outstanding as of December 31, 2005 and 2006, respectively)	45,451	46,435	5,950
Additional paid-in capital	848,423,068	859,898,889	110,185,529
Deferred share-based compensation	(23,141,471)	—	—
Statutory reserves	3,680,707	4,848,986	621,338
Other comprehensive gain (loss)	(318,174)	260,478	33,377
Retained earnings	25,189,882	123,362,950	15,807,454
Total shareholders’ equity	853,879,463	988,417,738	126,653,648
Total liabilities and shareholders’ equity	963,419,560	1,127,115,201	144,426,033

Note 1:
The conversion of RMB amounts into USD amounts is based on
the noon buying rate of USD1.00=RMB7.8041 on December 29,
2006 in The City of New York for cable transfers of RMB as
certified for customs purposes by the Federal Reserve Bank
of New York.